Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

FORM 51-102F1

SILVERCREST MINES INC.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and six months ended June 30, 2015. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2015, and 2014, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2014, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is August 12, 2015. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement and Forward-Looking Statement Disclaimer” section on page 20 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained ounces. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF SECOND QUARTER (“Q2”) AND SIX MONTHS (“H1”) ENDED JUNE 30, 2015

Financial and Operating Highlights:	Q2 2015	Q2 2014	H1 2015	H1 2014
Cash flow from operations (1) (3)	$8,051,663	$3,062,502	$15,306,878	$9,659,899
Cash flow from operations (1) (3) per share	$0.07	$0.03	$0.13	$0.08
Cash cost per AgEq ounce sold (2) (3)	$8.05	$7.12	$8.26	$6.81
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$10.97	$11.73	$11.11	$10.04

Revenues	$20,731,379	$7,719,057	$40,243,739	$20,724,584
Net earnings	$3,866,560	$1,314,350	$6,378,141	$3,782,338
Adjusted earnings (3)	$4,459,047	$966,783	$8,477,010	$3,654,879
Net earnings per share	$0.03	$0.01	$0.05	$0.03
Adjusted earnings per share (3)	$0.04	$0.01	$0.07	$0.03

Silver ounces produced	681,302	173,000	1,146,694	374,101
Gold ounces produced	14,137	3,995	27,392	11,540
Silver equivalent ounces produced (2)	1,624,211	439,467	2,973,738	1,143,819

Silver ounces sold	515,070	163,026	928,320	361,826
Gold ounces sold	11,567	4,743	23,315	12,393
Silver equivalent ounces sold (2)	1,286,589	479,384	2,483,431	1,188,439

(1)	Cash flow from operations before changes in working capital items.

(2)	Silver equivalent (“AgEq”) ratio for Q2, 2015 of 66.7:1 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

(3)	These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (refer to “NON-IFRS Performance Measures” section for calculation details).

Refer to the “Results of Operations” section for a detailed comparison with the same period of the prior fiscal year.

2

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

Santa Elena, Mexico, Q2 2015 highlights

•	During Q2, 2015, Santa Elena had record production of 1,624,211 AgEq ounces (Ag:Au 66.7:1) (Q1, 2015 – 1,349,527), representing an increase of 20%. H1, 2015, production totalled 2,973,738 AgEq ounces (Ag:Au 66.7:1), as a result of this achievement, SilverCrest has increased its 2015 production market guidance to 4.7 to 5.1 million AgEq ounces, from 4.0 to 4.4 million AgEq ounces.

•	During Q2, 2015, the mill processed a quarterly record of 278,386 tonnes (first quarter (“Q1”), 2015: 271,392), with a daily average of 3,059 tonnes per day (“tpd”) (Q1, 2015: 3,015).

•	Mill recovery rates for Q2, 2015 averaged 96% (Q1, 2015: 91%) for gold and 74% (Q1 2015 – 60%) for silver. The 23% increase in silver recoveries from Q1, 2015 was due to increased cyanide levels and aeration (pressurized air) into the mill leach tanks. The second half (“H2”), 2015, mill recovery rates are expected to be similar to Q2 2015. The average mill feed blend was 103.3 gpt silver and 1.65 gpt gold, a 17% increase in silver and a 1% decrease in gold from Q1, 2015.

•	The Santa Elena open pit was temporarily reopened in January 2015, and 71,394 tonnes with average grades of 142.0 gpt silver and 2.66 gpt gold were mined. Pit operations were shut down in April, 2015, due to pit constraints.

•	During Q2, 2015, a daily average of 1,174 (Q1, 2015: 1,080) tonnes was mined from underground which includes daily mining of two to three long hole stopes and development ore. Grade reconciliations are ongoing with volumes to date in line with the block model and grades higher than expected. SilverCrest plans in H2, 2015 to continue to improve and optimize underground stoping, and explore and develop the higher grade El Cholugo Zone (Alejandra Veins). The Company expects to achieve an underground mining rate of up to 1,500 tpd during H2, 2015, and achieve an average rate of 1,292 tpd for fiscal 2015. Average mill feed volume at 3,000 tpd is targeted at approximately 40% underground ore and 60% leach pad ore with no contribution from open pit ore for H2, 2015.

•	In May, SilverCrest announced encouraging results of its accelerated underground exploration of the El Cholugo Zone (“El Cholugo”) located immediately adjacent to the Main Mineralized Zone (“MMZ”) currently in production at Santa Elena. El Cholugo is a drill-identified epithermal vein system that intersects the MMZ at an oblique angle. Previous drilling has shown at least two mineralized veins in the Zone, Alejandra and El Cholugo Dos, ranging from 1 to 15 metres wide over a strike length of approximately 200 metres and a height of an estimated 150 metres. The high grade silver and gold values that are currently being encountered in the current underground exploration drifts are exceeding values of currently stated reserves as reported in the Company’s Update to Santa Elena Pre-feasibility Study. This makes El Cholugo a priority target which could potentially add to future underground production when practical. Additional drifting and underground drilling at El Cholugo will be completed over the next several months to confirm and potentially expand current reserves and resources. Please refer to the SilverCrest news release dated May 7, 2015, for more information available on the Company’s website, www.silvercrestmines.com.

3

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

Corporate, Q2 2015 highlights

•	SilverCrest announced the results of its Annual General Meeting of Shareholders (“AGM”) held Wednesday, June 10, 2015, in Vancouver, B.C. Shareholders voted in favor of all items of business, as follows;

o	the election of each director nominee – Dunham L. Craig, J. Scott Drever, Ross O. Glanville, George W. Sanders, and Graham C. Thody; and

o	to re-appoint Davidson & Company, Chartered Accountants, as auditor of the Company.

•	At the Board of Directors meeting following the AGM, Mr. Graham C. Thody was re-appointed Chairman of the Board, Mr. J. Scott Drever was re-appointed Chief Executive Officer and Mr. Dunham L. Craig was re-appointed Interim President. In addition, the Board re-appointed Mr. N. Eric Fier as Chief Operating Officer, Mr. Barney Magnusson as Chief Financial Officer, Mr. Tom Keating as Vice President, Finance & Administration, Mr. Brent McFarlane as Vice President, Operations, Mr. Marcio B. Fonseca as Vice-President, Corporate Development, Mr. Michael Rapsch as Vice President, Corporate Communications and Mr. Bernard Poznanski as Corporate Secretary.

Subsequent to Q2, 2015

•	On July 27, 2015, the Company entered into a binding definitive agreement (“Arrangement Agreement”) with First Majestic Silver Corp. (“First Majestic”) pursuant to which First Majestic will acquire all of the issued and outstanding common shares of SilverCrest by way of a statutory plan of arrangement. Refer to the “Proposed Transaction” section for more detail.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC) (TSX: SVL) (FSE: CW5) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico (“Sonora”). The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tpd conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life.

The Company’s other principal property is the La Joya Project in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources. The Company is currently focusing on Sonoran Property targets within a 30/60 kilometre radius from Santa Elena operations which includes the Ermitaño Property and the Cumobabi Property to provide new discoveries that might be processed at the Santa Elena facility.

PROPOSED TRANSACTION

On July 27, 2015, SilverCrest announced it had entered into an Arrangement Agreement with First Majestic pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of SilverCrest for consideration of 0.2769 of a common share of First Majestic (the “Exchange Ratio”) plus CAD$0.0001 in cash per SilverCrest common share. The transaction will be implemented by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). In addition, shareholders of SilverCrest will receive shares in a newly formed company (“New SilverCrest”) which will hold certain exploration assets currently held by SilverCrest and First Majestic.

BENEFITS TO SILVERCREST SHAREHOLDERS

•	Provides SilverCrest shareholders with a highly attractive premium to current market price;

•	Opportunity to participate in a leading silver producer through an all-share transaction;

•	Gain access to First Majestic's operational and underground mining expertise;

•	Diversifies SilverCrest’s single asset risk profile and provides exposure to First Majestic’s broad portfolio of Mexican assets;

•	Increased leverage to silver with First Majestic’s primarily silver resource base;

•	Enhances capital markets presence with a pro forma market capitalization in excess of CAD$700 million including increased analyst coverage, trading liquidity and a broader institutional investor base;

•	Provides SilverCrest shareholders with ownership in SilverCrest Metals Inc.”, a well-capitalized exploration company created to leverage SilverCrest management’s exploration expertise; and

•	The inclusion of SilverCrest’s Santa Elena mine into First Majestic’s portfolio of operating mines provides the combined company greater flexibility in the current difficult metals market and creates a strong platform from which First Majestic can continue its corporate growth to the benefit of both sets of shareholders. SilverCrest shareholders will benefit from First Majestic's liquidity in the market place, the diversity provided by six mines and Management's long history of successful operations in Mexico.

4

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

TRANSACTION SUMMARY

Under the terms of the Arrangement Agreement, on closing, each SilverCrest shareholder will receive 0.2769 common shares of First Majestic plus CAD$0.0001 in cash for each SilverCrest common share held. Pursuant to the transaction, First Majestic will issue approximately 32.8 million common shares (assuming no exercise of existing SilverCrest options), valuing SilverCrest’s equity at approximately CAD$154 million, based on July 24, 2015, closing prices. Following the completion of the transaction, the current shareholders of SilverCrest will hold approximately 21% of the issued and outstanding shares of First Majestic. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SilverCrest, and approval by the “majority of the minority”, being a majority of the votes cast by SilverCrest shareholders other than J. Scott Drever, N. Eric Fier and Barney Magnusson, whose votes will not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SilverCrest and First Majestic are expected to take place in late September 2015.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 2.9 million replacement stock options (the “Replacement Options”) (assuming no exercise of existing SilverCrest options) to SilverCrest option holders who do not exercise such options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. All other terms and conditions of the Replacement Options will be the same as the SilverCrest option for which they were exchanged, except that the terms and conditions of the First Majestic stock option plan relating to accelerated expiry of First Majestic options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant will not apply to the Replacement Options.

In connection with the Arrangement, each SilverCrest shareholder will also receive 0.1667 common shares of New SilverCrest for each SilverCrest common share held. As part of the Arrangement, SilverCrest will transfer the Las Chispas, Cruz de Mayo, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico, as well as CAD$5.25 million in cash and certain other assets currently owned by SilverCrest to New SilverCrest. First Majestic will also transfer its Guadalupe exploration property located in Durango, Mexico to New SilverCrest, and First Majestic will own approximately 9.9% of the shares of New SilverCrest following completion of the transaction. SilverCrest’s La Joya project will be retained by First Majestic following closing of the transaction, however First Majestic does not have any immediate plans to advance the La Joya project. N. Eric Fier, SilverCrest’s Chief Operating Officer, will be the CEO and President of New SilverCrest along with other members of SilverCrest’s current board and management team. New SilverCrest intends to make application to list its shares on the TSX Venture Exchange.

In addition to shareholder, court and creditor approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, SilverCrest has agreed to pay a termination fee to First Majestic of CAD$8 million upon the occurrence of certain events. First Majestic and SilverCrest have each agreed to pay a CAD$1 million expense reimbursement fee to the other party upon termination of the Arrangement Agreement due to the occurrence of certain other events.

The Board of Directors of SilverCrest has unanimously approved the transaction and will provide a written recommendation that SilverCrest shareholders vote in favour of the transaction which will be included in the Information Circular to be mailed to shareholders in connection with the Arrangement. Each of the directors and senior officers of SilverCrest, who hold in the aggregate approximately 3.9% of the issued and outstanding SilverCrest shares (assuming no exercise of existing SilverCrest stock options) have entered into a voting agreement with First Majestic and have agreed to vote in favour of the transaction at the special meeting of SilverCrest shareholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a joint Information Circular to be filed with the regulatory authorities and mailed to SilverCrest and First Majestic shareholders in accordance with applicable securities laws. SilverCrest and First Majestic expect to mail the joint Information Circular in early September 2015.

OUTLOOK

Subject to the outcome of the Proposed Transaction, SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase underground ore production rates to 1,500 tpd by the end of 2015 to achieve an average rate of 1,292 tpd for fiscal 2015, (iii) expand resources and associated reserves at Santa Elena by continued systematic exploration of the deposit, (iv) continue to evaluate and acquire low cost exploration properties in proximity to Santa Elena, (v) update the La Joya resource model for a new resource estimate in 2015, and (vi) manage a strong cash position to support growth while sustaining existing operations.

5

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

Santa Elena 2015 Targets

•	Achieve estimated 2015 production guidance of 1.6 million – 1.8 million ounces of silver and 36,000 – 39,000 ounces of gold, for an aggregate of 4.0 million – 4.4 million AgEq ounces (Ag:Au 66.7:1). 2015 PRODUCTION GUIDANCE REVISED – 6 months 2015 production was 1,146,694 ounces of silver and 27,392 ounces of gold, or 2,973,738 silver equivalent ounces, Ag:Au 66.7:1. As a result of this achievement, SilverCrest has increased its 2015 production market guidance to range 4.7 to 5.1 million AgEq ounces (Ag:Au 66.7:1).

•	Achieve estimated cash operating cost of $10 – $11 per AgEq ounce sold (Ag:Au 66.7:1). 2015 COST GUIDANCE REVISED - 6 months, 2015; $8.26 per silver equivalent ounce sold, Ag:Au 66.7:1. SilverCrest has reduced its H2 2015 cash operating cost to range $9 - $10 per AgEq ounce sold (Ag:Au 66.7:1).

•	Achieve estimated all-in sustaining cash cost of $14 – $15 per AgEq ounce sold (Ag:Au 66.7:1). 2015 COST GUIDANCE REVISED - 6 months; $11.11 per silver equivalent ounce sold, Ag:Au 66.7:1. SilverCrest has reduced its H2 2015 all-in sustaining cash cost to range $12 - $13 per AgEq ounce sold (Ag:Au 66.7:1).

•	Achieve budgeted average mill recovery rates of 92% for gold and 70% for silver. (6 months; 94% for gold and 68% for silver – gold and silver recovery are expected to be approximately 92% and 75%, respectively, for H2, 2015)

•	Achieve 2015 annual average underground ore production rates of 1,292 tpd (reduced from 1,320 tpd). (6 months; 1,127 average tpd mined)

•	Target 1,100 metres of ramp development, 2,100 metres of lateral development and 200 metres of vertical development. (6 months; 225 metres of ramp development, due to shift in development to the El Cholugo and the Alejandra Vein, 823 metres of lateral development and 74 metres of vertical development)

•	Accelerate exploratory drift at the El Cholugo and the Alejandra Vein. (6 months; 920 metres developed)

Sonora Project 2015 Targets

•	Incur $2.8 million in aggregate exploration expenditures. Exploration expenditures may be adjusted or reallocated to other targets throughout the year depending on success and cash availability. (6 months; $1.4 million primarily on the Ermitaño Property)

•	Complete approximately 6,000 metres of drilling and advance surface exploration program at Ermitaño I & II and Cumobabi concessions to delineate additional targets. (6 months; 1,881 metres of drilling)

La Joya Project 2015 Targets

•	Release an updated resource model incorporating 17 in-fill core hole drill program completed in 2014. (In process)

•	Negotiate access agreements for continued exploration and potential development. (In process)

•	Advance additional metallurgical and economic studies. (In process)

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

•	Adequate financing.

Production rates, operating and sustaining costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined and milled, the amount of metals produced, the level of operating and sustaining costs and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of current operations, exploration projects and the overall financial position of the Company.

Adequate financing

Historically, the major sources of liquidity have been the capital markets and project financing. As the Santa Elena Expansion Project has been successfully constructed, capital expenditures are now focused on sustaining and underground development costs at Santa Elena and new Sonoran exploration programs. With proceeds from the sale of silver and gold, current cash position of $36.4 million and working capital of $51.0 million, SilverCrest expects to meet its financial commitments and pursue other corporate opportunities for growth.

6

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014

Silver revenue	$8,517,723	$3,206,115	$15,385,636	$7,322,252
Gold revenue - cash basis	11,659,357	5,253,240	23,840,186	13,863,671
	20,177,080	8,459,355	39,225,822	21,185,923
Gold revenue - non cash
- amortization of deferred revenue	554,299	197,746	1,017,917	516,692

- capitalized to Santa Elena Mine EIP (1)	-	(938,044)	-	(978,031)
Revenues	20,731,379	7,719,057	40,243,739	20,724,584
Cost of sales	10,356,202	3,046,958	20,513,700	7,733,481
Depletion, depreciation and amortization	3,080,939	1,577,897	6,094,373	3,299,303

Mine operating earnings	7,294,238	3,094,202	13,635,666	9,691,800
Corporate and administrative expenses	(1,376,523)	(1,407,025)	(2,593,537)	(2,884,027)
Share-based compensation	(361,786)	(534,499)	(767,786)	(1,106,233)
Foreign exchange gain (loss)	(224,611)	34,506	(558,226)	(450,943)
Other income	-	-	-	614,314

Operating earnings	5,331,318	1,187,184	9,716,117	5,864,911

Interest income	72,818	55,583	142,959	266,618
Accretion expense	(93,162)	(75,765)	(186,325)	(151,531)
Finance costs	(198,414)	(88,652)	(387,610)	(192,660)

Earnings before taxes	5,112,560	1,078,350	9,285,141	5,787,338

Taxes
Current income tax expense	(461,000)	(479,000)	(558,000)	(2,722,000)
Deferred tax recovery (expense)	(785,000)	715,000	(2,349,000)	717,000
Net earnings and comprehensive earnings	3,866,560	1,314,350	6,378,141	3,782,338

Weighted average number of common shares outstanding	118,753,205	118,728,205	118,753,205	115,042,542
Earnings per common share – basic	$0.03	$0.01	$0.05	$0.03
Earnings per common share - diluted	$0.03	$0.01	$0.05	$0.03

(1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from the sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities.

Comparison of the three months ended June 30, 2015 to June 30, 2014

Net earnings were $3,866,560 ($0.03 per share basic and diluted) for the second quarter compared with $1,314,350 ($0.01 per share basic and diluted) in the second quarter of 2014. The increase in net earnings in the second quarter was primarily attributed to a significant increase in ounces produced and sold, relating from the transition from an open pit heap leach operation to an underground mining and milling operation. Q2, 2015 production was also assisted by better silver and gold recoveries which increased from Q1 2015 from 60% to 74% and 91% to 96% respectively. These positive aspects were partially offset by lower realized metal prices, higher operating costs and an increase in taxes compared to Q2, 2014.

Silver and gold revenue amounted to $20,731,379 (2014 – $7,719,057) in the second quarter. Silver sales totalled 515,070 ounces (2014 – 163,026), 216% higher than the same period in 2014. The foregoing silver sales, combined with a 16% lower average realized price of $16.54 (2014 – $19.67) per ounce, resulted in 166% more silver revenue. Total gold revenue in the second quarter increased 124% compared to the same period in 2014. Total gold sales were 11,567 ounces (2014 – 4,743) or 144% above 2014. The Company sold 8,908 (2014 – 3,794) ounces of gold at an average realized price of $1,202 (2014 – $1,296) per ounce, a 7% decline, and delivered 2,659 gold ounces (2014 – 949) under the Sandstorm Purchase Agreement for cash of $357 (2014 – $354) per ounce.

Cost of sales amounted to $10,356,202 (2014 – 3,046,958). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold in Q2, 2015 were $8.05 and $10.97 (Ag:Au 66.7:1) per ounce, respectively, compared to $7.12 and $11.73 (Ag:Au 66.7:1) per ounce in the comparable 2014 quarter. The increase in cash operating cost per AgEq ounce sold for Q2, 2015, is a result of additional direct production costs related to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The cost increases were partially offset by the benefit of a weaker Mexican Peso. All-in sustaining cash operating cost per AgEq ounce sold decreased from $11.73 to $10.97 primarily from the benefit of a weaker Mexican Peso. Cash operating costs for Q2, 2015 experienced a favorable foreign exchange effect, as the quarterly average Mexican Peso weakened against the U.S. Dollar by 18% compared to Q2, 2014. Approximately 50% of Q2, 2015 cash operating costs are in Mexican Pesos. (Refer to the “Non-IFRS Performance Measures” section).

7

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS (continued)

Depletion, depreciation and amortization increased to $3,080,939 (2014 – $1,577,897) with the incorporation of a depletion charge for the underground mine and depreciation charges for Santa Elena’s mill and CCD/MC processing facilities that were not recorded in Q2, 2014.

Corporate and administrative expenses amounted to $1,376,523 (2014 – $1,407,025), consistent with Q2, 2014. Share-based compensation decreased to $361,786 (2014 – $534,499) with the vesting of a lower number of stock options. The Company granted no incentive stock options during the second quarter of 2015 (2014 – 150,000) with a weighted average fair value per option granted of CAD$0.92).

Deferred tax expense amounted to $785,000 (2014 – recovery $715,000). Deferred tax arises due to differences between the financial statement carrying amounts and the respective Mexican tax bases. The primary reasons for the significant change with the comparative quarter in 2014 are 1) taking an income tax deduction for capitalized underground development costs incurred at Santa Elena and 2) a reduction in the carrying value of the Mexican tax bases due to the weakening Mexican Peso.

Comparison of the six months ended June 30, 2015 to June 30, 2014

Net earnings were $6,378,141 ($0.05 per share basic and diluted) for H1, 2015 compared with $3,782,338 ($0.03 per share basic and diluted) in 2014. The increase in net earnings in H1, 2015 was primarily attributed to a significant increase in ounces produced and sold, relating from the transition from open pit heap leach lower ounces recovery to underground milling high ounces recovery, but partially offset by lower realized metal prices, higher operating costs and an increase in taxes compared to H2, 2014.

Silver and gold revenue totalled $40,243,739 (2014 – $20,724,584) for H1, 2015. Silver sales amounted to 928,320 ounces (2014 – 361,826), 157% higher than the same period in 2014. The foregoing silver sales, combined with an 18% lower average realized price of $16.57 (2014 – $20.24) per ounce, resulted in 110% more silver revenue. Total gold revenue reported during H1, 2015 increased 73% compared to the same period in 2014. Total gold sales were 23,315 ounces (2014 – 12,393) or 88% above 2014. The Company sold 18,432 (2014 – 9,914) ounces of gold at an average realized price of $1,199 (2014 – $1,311) per ounce, a 9% decline, and delivered 4,883 gold ounces (2014 – 2,479) under the Sandstorm Purchase Agreement for cash of $355 (2014 – $351) per ounce.

Cost of sales amounted to $20,513,700 (2014 – 7,733,481). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold in H1, 2015 were $8.26 and $11.11 (Ag:Au 66.7:1) per ounce, respectively, compared to $6.81 and $10.04 (Ag:Au 66.7:1) per ounce in the comparable 2014 quarter. The increase in cash operating cost per AgEq ounce sold for H1, 2015, is a result of additional direct production costs due to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation and partially offset by the benefit of a weaker Mexican Peso. The increase in all-in sustaining cash operating cost per AgEq ounce sold for H1, 2015, is a result of higher production costs and the inclusion of Santa Elena’s sustaining underground development, infrastructure and equipment costs and partially offset by the benefit of a weaker Mexican Peso. Cash operating costs for H1, 2015 experienced a favorable foreign exchange effect, as the average Mexican Peso rate weakened against the U.S. Dollar by 15% compared to H1, 2014. Approximately 50% of H1, 2015 cash operating costs are in Mexican Pesos. (Refer to the “Non-IFRS Performance Measures” section).

Depletion, depreciation and amortization increased to $6,094,373 (2014 – $3,299,303) with the incorporation of a depletion charge for the underground mine and depreciation charges for Santa Elena’s mill and CCD/MC processing facilities that were not recorded in H2, 2014.

Corporate and administrative expenses decreased by 10% to $2,593,537 (2014 – $2,884,027) primarily due to a decrease in regulatory expenses and tradeshows and travel expenses in the period, partially offset by an increase in Mexico corporate expenses. Regulatory expenses decreased by 72% to $74,996 (2014 – $272,027) primarily due to the onetime TSX listing fee incurred during Q1, 2014 as the Company’s shares commenced trading on the TSX in February 2014. Tradeshows and travel expenses decreased by 51% to $192,842 (2014 – $391,647), with less marketing and reduced corporate travel activities, due to implementation of cost cutting measures. Mexico corporate expenses increased by 21% to $531,765 (2014 – $439,171) from the reallocation of a number of exploration personnel to administrative positions in Mexico.

Share-based compensation decreased to $767,786 (2014 – $1,106,233) with the vesting of a lower number of stock options. The Company granted no incentive stock options during H1, 2015 (2014 – 250,000 with a weighted average fair value per option granted of CAD$0.85).

Current income tax expense amounted to $558,000 (2014 – $2,722,000). The decrease in income tax expense compared with H1, 2014, is primarily attributable to the Company taking a 100% tax deduction for underground development costs incurred at Santa Elena.

Deferred tax expense amounted to $2,349,000 (2014 – recovery $717,000). The primary drivers for the change are essentially the same as those explained above in the three month comparison.

8

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash flows per common share”, “Cash cost per AgEq ounce sold”, “All-in sustaining cash cost per AgEq ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow.

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cash provided by operating activities per the condensed consolidated interim financial statements to cash flows from operations before working capital items and cash flows per common share:

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014
Cash provided by operating activities	$3,963,825	$2,228,025	$11,296,183	$9,937,928
Income taxes paid	-	1,512,000	830,000	5,690,000
Change in non-cash working capital items	4,087,838	(677,523)	3,180,695	(5,968,029)
Cash flows before changes in working capital items	$8,051,663	$3,062,502	$15,306,878	$9,659,899
Weighted average number of common shares outstanding	118,753,205	118,728,205	118,753,205	115,042,542
Cash flows per common share	$0.07	$0.03	$0.13	$0.08

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to cash cost per silver equivalent ounce sold:

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014
Direct production costs	$12,455,588	$2,115,993	$23,210,412	$6,102,124
Amortization of leach pad ore inventory	308,395	-	616,893	-
Capitalized to Santa Elena Mine EIP (1)	-	(415,018)	-	(415,017)
Mining environmental duty (2)	104,000	39,000	203,000	105,000
Inventory adjustment	(2,511,781)	1,306,983	(3,516,605)	1,941,374
Cost of sales	$10,356,202	$3,046,958	$20,513,700	$7,733,481

Total AgEq ounces sold (3)	1,286,589	479,384	2,483,431	1,188,439
AgEq ounces capitalized to Santa Elena Mine EIP (1)	-	(51,564)	-	(53,508)
AgEq ounces sold, reported in the statement of operations (3)	1,286,589	427,820	2,483,431	1,134,931
Cash cost per AgEq ounce sold	$8.05	$7.12	$8.26	$6.81

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014
Direct production costs	$12,455,588	$2,115,993	$23,210,412	$6,102,124
Amortization of leach pad ore inventory	308,395	-	616,893	-
Capitalized to Santa Elena Mine EIP (1)	-	(415,018)	-	(415,017)
Mining environmental duty (2)	104,000	39,000	203,000	105,000
Inventory adjustment	(2,511,781)	1,306,983	(3,516,605)	1,941,374
Cost of sales	$10,356,202	$3,046,958	$20,513,700	$7,733,481
Corporate and administrative expenses	1,376,523	1,407,025	2,593,537	2,884,027
Sustaining capital expenditures	219,635	27,001	445,674	177,718
Sustaining underground development and infrastructure	1,956,600	-	3,540,765	-
Exploration costs (4)	204,410	539,014	486,753	593,955
Total all-in sustaining cash costs	$14,113,370	$5,019,998	$27,580,429	$11,389,181

Total AgEq ounces sold (3)	1,286,589	479,384	2,483,431	1,188,439
AgEq ounces capitalized to Santa Elena Mine EIP (1)	-	(51,564)	-	(53,508)
AgEq ounces sold, reported in the statement of operations (3)	1,286,589	427,820	2,483,431	1,134,931
All-in sustaining cash cost per AgEq ounce sold	$10.97	$11.73	$11.11	$10.04

9

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of net earnings as reported in the Company’s condensed consolidated interim financial statements to adjusted earnings and adjusted earnings per share:

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014
Net earnings reported	$3,866,560	$1,314,350	$6,378,141	$3,782,338
Adjustments for non-cash or non-recurring items
Deferred revenue	(554,299)	(167,066)	(1,017,917)	(516,692)
Deferred income tax expense (recovery)	785,000	(715,000)	2,349,000	(717,000)
Share-based compensation	361,786	534,499	767,786	1,106,233
Adjusted earnings	$4,459,047	$966,783	$8,477,010	$3,654,879
Weighted average number of common shares outstanding	118,753,205	118,728,205	118,753,205	115,042,542
Adjusted earnings per common share	$0.04	$0.01	$0.07	$0.03

(1)	Prior to completing the commissioning of Santa Elena’s underground mine, mill and CCD/MC processing facilities, proceeds from the sale of silver and gold and related expenses were capitalized to the Santa Elena EIP.

(2)	The Mexican Environmental Mining Duty is based on 0.5% of gross revenues.

(3)	AgEq ratio for Q2 and H1, 2015 of 66.7 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

(4)	Exploration costs include only expenditures incurred in the relevant periods at Santa Elena.

ADDITIONAL IFRS MEASURES

The Company has included additional IFRS measures which include mine operating earnings and operating earnings throughout this document and the condensed consolidated interim statements of operations and comprehensive earnings. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance reported in accordance with IFRS.

Mine operating earnings represent the difference between metal revenues and cost of sales and depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Operating earnings represent the difference between earnings from mine operations and corporate and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production. The additional IFRS measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

10

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenues	$20,731,379	$19,512,360	$16,406,592	$8,001,423	$7,719,057	$13,005,527	$12,866,617	$13,669,133
Mine operating earnings (1)	7,294,238	6,341,428	1,828,422	1,847,918	3,094,202	6,597,598	6,062,522	6,924,458
Net earnings (loss) for the period (2)	3,866,560	2,511,581	(5,539,328)	241,014	1,314,350	2,467,989	(4,094,410)	3,705,317
Comprehensive earnings (loss) for the period (2)	3,866,560	2,511,581	(5,539,328)	241,014	1,314,350	2,467,989	(4,538,728)	4,164,565
EPS (LPS)
Basic	0.03	0.02	(0.05)	0.01	0.01	0.02	(0.04)	0.03
Diluted	0.03	0.02	(0.05)	0.01	0.01	0.02	(0.04)	0.03
Cash divdends declared per share (3)	-	-	-	-	-	-	-	-
Total assets (4)	185,739,600	181,013,006	177,268,624	185,813,151	180,537,473	179,507,383	143,507,653	139,899,279
Total debt (5)	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000	-	-
Tax liabilities (6)	12,926,290	11,658,311	10,737,155	12,353,339	9,294,353	9,813,684	10,198,314	3,623,000
Other liabilities	$12,941,569	$13,711,300	$13,805,655	$16,116,768	$14,387,098	$14,628,203	$16,175,205	$15,543,639

(1)	Mine operating earnings decreased significantly throughout fiscal 2014, primarily from less revenues reported from lower metal prices and, prior to completing the commissioning of Santa Elena’s Expansion in Progress, SilverCrest capitalized proceeds from sales of silver and gold ounces. Mine operating earnings have also been impacted by an increase in direct production costs and depreciation charges as Santa Elena transitioned from an open pit heap leach operation to an underground mining and milling operation.

(2)	Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of current income and deferred tax expense (recovery), foreign exchange gain (loss) on translation to United States dollars, and impairment charges. The loss recorded in Q4, 2013, resulted primarily from the Company recording a one-time non-cash deferred tax accounting expense of $5.8 million as a result of the enactment of the Mexican Tax Reform. The loss for Q4, 2014, resulted primarily from non-cash impairment charges totalling $5.0 million relating to crushing equipment no longer in use at Santa Elena ($1.9 million) and exploration properties ($3.1 million).

(3)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the near term.

(4)	Total assets increased significantly during 2014, mainly from capital investment at the Santa Elena Mine. In Q1, 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million Upfront Deposit from Sandstorm and the $15 million draw-down from the Facility with Scotiabank.

(5)	The available credit limit of the Scotia Bank Facility is currently $20 million, $15.0 million drawn down with $5.0 million available, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

(6)	Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

11

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CASHFLOWS

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014

Net earnings	$3,866,560	$1,314,350	$6,378,141	$3,782,338
Items not affecting cash	4,185,103	1,748,152	8,928,737	5,877,561
Cash flows from operations before changes in working capital items and income taxes	8,051,663	3,062,502	15,306,878	9,659,899
Working capital items	(4,087,838)	677,523	(3,180,695)	5,968,029
Income taxes paid	-	(1,512,000)	(830,000)	(5,690,000)
Operating Activities	3,963,825	2,228,025	11,296,183	9,937,928

Financing Activities	-	(58,322)	-	34,833,317

Investing Activities	(2,791,128)	(15,922,961)	(6,019,748)	(18,394,217)

Impact of exchange rate changes	33,648	90,034	(130,783)	44,185

Net increase in cash and cash equivalents	1,206,345	(13,663,224)	5,145,652	26,421,213
Cash beginning of period	35,190,450	54,519,890	31,251,143	14,435,453
Cash end of period	$36,396,795	$40,856,666	$36,396,795	$40,856,666

Operating Activities

The cash flow generated from operating activities was $3,963,825 (2014 – $2,228,025) for the second quarter and $11,296,183 (2014 – $9,937,928) for H1, 2015. SilverCrest maintained a strong cash flow from operations, compared to H1, 2014, despite lower metal prices and higher operating costs during the period.

Financing Activities

There were no financing activities in H1, 2015.

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,489,408.

In February 2014, SilverCrest drew down $15 million from the currently available $20 million Facility with Scotiabank. The proceeds were primarily used to fund Santa Elena expansion expenditures.

During H1, 2014, the Company received $500,724 from the exercise of 955,000 incentive stock options.

Investing Activities

SilverCrest incurred $2,373,379 (2014 – $15,582,416) during the second quarter and $4,705,441 (2014 – $26,238,005) during H1, 2015, primarily on Santa Elena underground mine development, infrastructure and sustaining capital costs included within property plant and equipment.

In March 2014, the Company received a $10 million contribution from Sandstorm as per the Sandstorm Purchase Agreement, and executed option held by Sandstorm to participate in the future underground mine production which would require payment by Sandstorm of 20% (pro-rata of gold) of the capital cost for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $490,567 (2014 – $1,311,254) during the second quarter and $1,457,266 (2014 – $3,377,943) during H1, 2015 on exploration and evaluation expenditures, primarily on the Ermitaño Property and the La Joya Project. During H1, 2014, the Company released the final cash payment of $1.25 million on the La Joya West concessions upon receipt of title registration in Mexico, made a $0.6 million cash payment on La Joya East concessions and incurred $1.5 million in exploration costs primarily at the La Joya Project and Ermitaño Property.

The Company received interest income of $72,818 (2014 – $55,583) during the second quarter and $142,959 (2014 – $266,618) during H1, 2015.

Impact of exchange rate changes

As at June 30, 2015, the Company held $36.4 million (2014 – $40.9 million) in cash and cash equivalents, of which $33.4 million (2014 – $40.3 million) were dominated in United States dollars, $0.5 million (2014 – $0.3 million) in Canadian dollars, and $2.5 million (2014 – $0.2 million) in Mexican pesos. During the six months period ended June 30, 2015, the Company’s cash and cash equivalents were negatively impacted by $130,783 (2014 – positively affected by $44,185) on translation to United States dollars due to the weakening of the Canadian dollar and Mexican Peso against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

12

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY AND CAPITAL RESOURCES

		2015	2014
Assets
Current assets
Cash and cash equivalents	(i)	$36,396,795	$31,251,143
Taxes receivable	(i)	11,206,227	8,287,598
Inventories	(i)	10,274,044	5,166,427
Other current assets	(i)	838,979	3,458,396
Non-current assets		127,023,555	129,105,060

Total Assets		$185,739,600	$177,268,624

Liabilities
Current liabilities
Deferred revenue	(ii)	$1,886,078	$1,769,198
Accounts payable and accrued liabilities	(ii)	4,807,967	4,267,257
Taxes payable	(ii)	1,020,290	1,180,155
Non-current liabilities
Deferred tax liabilities		11,906,000	9,557,000
Credit facility obligation		15,000,000	15,000,000
Other non-current liabilities		6,247,524	7,769,200

Total Liabilities		$40,867,859	$39,542,810

Working Capital	(i-ii)	$51,001,710	$40,946,954

ASSETS

At June 30, 2015, SilverCrest held cash and cash equivalents of $36.4 million (December 2014 – $31.3 million). SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

Taxes receivable at June 30, 2015, were $11,206,227 (December 2014 – $8,287,598), which consisted of value added taxes receivable (“VAT”) of $7,213,184 (December 2014 – $3,603,901) and income tax receivable (“ITR”) of $3,993,043 (December 2014 – $4,683,697). VAT receivables are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite returns of VAT refunds. ITR relates to monthly income tax payments paid in Mexico in 2014. The ITR balance will be applied against 2015 income tax installments. Both tax receivable balances have been negatively impacted by the weakening of the Mexican peso against the US Dollar. SilverCrest translated its Mexican Peso balances at 15.6:1 at June 30, 2015 compared to 14.7:1 at December 31, 2014.

The inventories balance primarily relates to supplies, finished goods and leach pad ore at Santa Elena. The leach pad ore carrying balance at June 30, 2015, including the non-current amount was $6.8 million (December 2014 – $7.4 million). The leach pad ore inventory is measured based on the lower of average cost per ounce of silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad. During the six months ended June 30, 2015, the Company recognized $616,893 (June 30, 2014 – $Nil) in cost of sales related to pad ore tonnes processed through the mill.

In finished goods at June 30, 2015, SilverCrest had dore bars containing 5,090 (December 2014 – 1,046) ounces of gold, including Sandstorm’s allocation, and 247,841 (December 2014 – 31,514) ounces of silver.

Property, plant and equipment decreased to $103.4 million (December 2014 – $106.3 million). During the six months ended June 30, 2015, SilverCrest added $4.4 million primarily from the development and infrastructure of the underground mine and sustaining capital, reduced by a change in estimate in asset retirement obligations of $0.6 million and depreciation and depletion charge of $ 6.7 million.

Exploration and evaluation assets increased to $18.0 million (December 2014 – $16.4 million) from exploration and evaluation expenditures incurred at the Ermitaño Property ($1.2 million) and the La Joya Project ($0.3 million).

LIABILITIES

Deferred revenue decreased to $4.5 million (December 2014 – $5.5 million), resulting from the delivery of 4,883 (June 30, 2014 – 2,479) gold ounces to Sandstorm. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for H1, 2015, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2014 – 50,000) ounces of gold deliverable to Sandstorm.

Accounts payable and accrued liabilities increased to $4.8 million (December 2014 – $4.3 million). The balance relates primarily to various ongoing operational and exploration commitments in Mexico.

The credit facility obligation relates to the $15 million drawn down from the currently available $20 million Facility with Scotiabank. The credit facility will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

13

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $36.4 million (June 30, 2015) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $20 million Facility with Scotiabank ($15 million drawn down at June 30, 2015), will enable the Company to complete its growth strategies and meet its contractual obligations for the next twelve months. The significant capital and exploration expenditures for H2, 2015 include the following:

Santa Elena Sustaining Capital ($11.6 million):

•	Sustaining Development Costs – $5.8 million. (6 months; $2.4 million)
•	Sustaining Property, Plant and Equipment Costs – $3.2 million. (6 months; $1.5 million)
•	Sustaining Exploration Costs:
o	Surface program – $1.9 million. (6 months; $ 0.5 million)
o	Definition drill program – $0.7 million. (scheduled in H2, 2015)

Exploration Expenditures ($2.4 million):

•	Sonora – Exploration Properties 30/60 km radius from Santa Elena Operations – $2.4 million. (6 months; $1.5 million)

Note: Exploration expenditures may be adjusted throughout the year depending on success.

SANTA ELENA MINE – UPDATE

Operating Statistics	H1 2015	Q2 2015	Q1 2015	H1 2014

Tonnes milled (t)	549,778	278,386	271,392	40,122
Average tpd milled	3,037	3,059	3,015	1,337
Average silver grade processed through mill (g/t)	95.92	103.37	88.27	54.15
Average gold grade processed through mill (g/t)	1.65	1.65	1.66	0.79
Silver recovery per mill (1)	68%	74%	60%	74%
Gold recovery per mill (1)	94%	96%	91%	80%
Silver ounces produced (2)	1,146,694	681,302	465,391	374,066
Silver ounces sold	928,320	515,070	413,250	361,826

Gold ounces produced (2)	27,392	14,137	13,255	11,499
Gold ounces sold	23,315	11,567	11,748	12,393
Ounces delivered to spot market	18,432	8,908	9,524	9,914
Ounces delivered to Sandstorm	4,883	2,659	2,224	2,479

Silver equivalent ounces produced (3)	2,973,738	1,624,211	1,349,527	1,141,044
Silver equivalent ounces sold (3)	2,483,431	1,286,589	1,196,842	1,188,439
Ag: Au ratio (3)	66.7:1	66.7:1	66.7:1	66.7:1

(1) Estimated recoveries are as reported, based on calculated grade.

(2) Silver and gold ounces produced for H1, 2014, consist of ounces recovered from the leach pad which commenced decommissioning during Q2, 2014.

(3) AgEq ratio for 2015, of 66.7:1 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

During Q2, 2015, the mill processed a quarterly record of 278,386 tonnes (Q1 2015 – 271,392), with a daily average of 3,059 tpd (Q1, 2015 – 3,015). The plant processed open pit and underground ore at 49% (Q1, 2015 – 48%) blended with 51% (Q1, 2015 – 52%) leach pad ore. The average grades processed during Q2, 2015 for open pit and underground ore were 165.8 gpt silver (Q1, 2015 – 124.8) and 2.71 gpt gold (Q1, 2015 – 2.55). Leach pad ore grades were 43.0 gpt silver (Q1, 2015 – 54.8) and 0.62 gpt gold (Q1, 2015 – 0.85).

Mill recovery rates for Q2, 2015 averaged 96% (Q1, 2015 – 91%) for gold and 74% (Q1, 2015 – 60%) for silver. The 23% increase in silver recoveries from Q1, 2015 was due to increased cyanide levels and aeration (pressurized air) into the mill leach tanks. H2 mill recovery rates are expected to be similar to Q2. The average mill feed blend was 103.3 gpt silver and 1.65 gpt gold, a 17% increase in silver and a 1% decrease in gold from Q1 2015.

The Santa Elena open pit was temporarily reopened in January 2015, and 71,394 tonnes with average grades of 142.0 gpt silver and 2.66 gpt gold were mined. The Company market guidance for 2015 which was announced on January 15, 2015 did not account for re-opening the pit, therefore, part of H1 higher production reflects this positive impact. Pit operations were shut down in April 2015, due to pit constraints. The remaining unmined 50,312 tonnes of open pit reserves will be included in underground reserves.

14

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

SANTA ELENA MINE – UPDATE (continued)

During Q2, 2015, a daily average of 1,174 (Q1, 2015 – 1,080) tonnes was mined from underground which includes daily mining of two to three long hole stopes and development ore. Grade reconciliations are ongoing with volumes to date in line with the block model and grades higher than expected. SilverCrest plans in H2, 2015 to continue to improve and optimize underground stoping, and explore and develop the higher grade El Cholugo Zone (Alejandra Veins). The Company expects to achieve an underground mining rate of up to 1,500 tpd during H2, 2015. Average mill feed volume at 3,000 tpd is targeted at approximately 40% underground ore and 60% leach pad ore with no contribution from open pit ore for H2, 2015.

EXPLORATION PROPERTIES

Santa Elena – MEXICO

A 5 hole drill program is ongoing to evaluate extension of the MMZ to the east. In Q3 2015, a 2 to 4 hole drill program will be completed to test expansion of the El Cholugo (Alejandra Veins) Zone.

Exploration drifting continues on the El Cholugo (Alejandra Veins) Zone with 920 metres of drifting to date on four levels.

Sonora Properties – MEXICO

ERMITAÑO CONCESSIONS

At Ermitaño East, 3 core holes were drilled in H1, 2015, for a total 791.7 metres. Data is under review. At Veta Valentina, 7 core holes were drilled in H1 2015 for a total 1,089 metres. Data is under review.

CUMOBABI CONCESSIONS

In Q2 2015, the Company's emphasis was on determining areas within the 23,308 hectare concession land package to drop for cost savings. Approximately 7,000 hectares were determined for dropping but will be held for further review until at least January 2016.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at June 30, 2015, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,600,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,353,205.

As at the date hereof, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,520,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,273,205. Subsequent to June 30, 2015, 80,000 incentive stock options with exercise prices ranging between CAD$1.55 and CAD$1.68 per share expired unexercised.

More information on these instruments and the terms of their conversion is set out in note 10 of the condensed consolidated interim financial statements.

15

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

COMMITMENTS

The following table lists as of June 30, 2015 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars and denominated in U.S. dollars)
Contractual Obligations	Total	Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
Operating Lease Obligations	$199		$199	$	Nil	$	Nil	$	Nil
Accounts payable and accrued liabilities	$4,808		$4,808	$	Nil	$	Nil	$	Nil
Taxes payable	$1,020		$1,020	$	Nil	$	Nil	$	Nil
Credit Facility (1)	$15,000	$	Nil		$15,000	$	Nil	$	Nil
Asset Retirement Obligations (2)	$3,640	$	Nil	$	Nil	$	Nil		$3,640
Deferred Revenue (3)	$4,494		$1,886		$2,608	$	Nil	$	Nil
Total	$29,161		$7,913		$17,608		$-		$3,640

1)	In February 2014, SilverCrest drew down $15 million from the available $20 million Facility with Scotiabank.

2)	Asset retirement obligations relate to the operation of the Santa Elena Mine and La Joya Project. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at June 30, 2015, has been estimated to be $3.6 million, using a long-term inflation rate of 4.1%, a discount rate of 10.0% and remaining projected mine life of eight years.

3)	Deferred revenue relates to the Upfront Deposit from Sandstorm for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the 50,000 (2014 – 50,000) ounces of gold deliverable to Sandstorm.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2015, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $82,838 (June 30, 2014 – $88,666) for legal fees, which were included in professional fees, and $nil (June 30, 2014 – $131,548) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $1,227 (June 30, 2014 – $10,513) in share-based payments to this officer.

Key Management Compensation (1)

	June 30, 2015	June 30, 2014
Salaries and short-term benefits (2)	$433,452	$426,440
Directors' fees	86,310	63,778
Share-based payments	672,602	669,552
	$1,192,364	$1,159,770

(1)	SilverCrest’s key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company.

(2)	Total remuneration paid to the Chief Operating Officer, the Chief Executive Officer, the Chief Financial Officer and Interim President of SilverCrest.

Other transactions

Paid $89,101 (June 30, 2014 – $89,124) for technical and administrative services and recognized $12,399 (June 30, 2014 – $23,608) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the six month period ended June 30, 2015, the Company incurred $74,390 (June 30, 2014 – $85,069) on behalf of Goldsource for these services, of which $39,387 (December 31, 2014 – $15,347) is receivable at June 30, 2015.

16

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and credit facility. They are initially recorded at amounts that approximate their fair values. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. The Company believes these institutions to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon term and conditions.

The carrying amount of financial assets, as stated in the condensed consolidated interim statement of financial position, represents the Company’s maximum credit exposure.

c.	Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At June 30, 2015, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.	Commodity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect whether some resources are extracted and the completion of future equity transactions such as equity offerings and the exercise of stock options. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company has not engaged in any hedging activities, other than short term metal forward sales contracts and commodity option contracts less than 90 days, to reduce its exposure to commodity price risk.

17

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENT AND ESTIMATES

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Commencement of Commercial Production

The determination of the date on which a mine or mill enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion and amortization of capitalized costs commence upon entering production. As a mine or mill is constructed and commissioned, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine or mill is capable of operating in the manner intended by management, which requires significant judgment in its determination.

Economic Recoverability and Probability of Future Economic Benefit of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2014 and 2015, the Company had determined the functional currency of its Canadian and Mexican operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred revenue

The measurement of the Company’s Purchase Agreement with Sandstorm requires significant judgment and careful consideration of the facts and circumstances. Management determined in fiscal 2009, that the ‘own use’ exemption applied to the receipt of the initial Upfront Deposit and common shares so accounted for this as a commodity arrangement and recorded the deemed value as deferred revenue. In fiscal 2014, SilverCrest received an additional $10 million Upfront Deposit from Sandstorm as a contribution towards Santa Elena’s expansion capital costs and treated this as a reduction to the carrying value of the Santa Elena EIP asset.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources

Estimates of the quantities of probable reserves are used in the calculation of depletion expense, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with NI 43-101 of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion.

18

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENT AND ESTIMATES (continued)

On March 31, 2015, the Company filed a Technical Report prepared in compliance with NI 43-101 titled, Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico, (“UPFS”) for its operating Santa Elena mine. The UPFS updates the Santa Elena Pre-Feasibility Study and Open Pit Reserve Update, dated effective April 30, 2013, as amended March 4, 2014. For further information on the UPFS, please refer to the News Release dated March 31, 2015 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Effective January 1, 2015, the Company updated its depletion, depreciation and amortization estimate and asset retirement obligation to reflect the renewed 8 year mine life for Santa Elena. The Company revised its asset retirement obligation model input assumptions to reflect the revised 8 year mine life of Santa Elena, which resulted in a reduction of the carrying value in the amount of $573,205.

Impairment of Non-Current Assets

The Company considers both external and internal sources of information at the end of each quarter in assessing whether there are any indications that its capital projects are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operations that are not within its control and affect the recoverable amount of non-current assets. Internal sources of information the Company considers include the manner in which mineral properties and property, plant and equipment are being used or expected to be used and indications of economic performance of the asset.

Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

As at June 30, 2015, management did not identify indicators of impairment for Santa Elena. As a result, an impairment test was not required for the six months ended June 30, 2015.

Depreciation and depletion

The Company’s PPE and mining assets are depreciated and depleted over the estimated asset lives and probable ore reserves. Should the asset life, ore reserves, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the condensed consolidated interim statements of operations and comprehensive earnings.

Inventories and cost of sales

Silver and gold in process, pad ore and unprocessed ore in stockpiles are valued at the lower of cost and net realizable value. Net realizable value is calculated at the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to covert the inventories into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventories. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our consolidated statements of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Share-based payments

SilverCrest uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Provisions for Asset Retirement Obligations

The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

19

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NEW STANDARDS NOT YET ADOPTED

The IASB issued the following pronouncements that are effective for years beginning January 1, 2016, or later and may affect the Company’s future consolidated financial statements:

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IAS 16 – Property, Plant & Equipment and IAS 38 – Intangibles.

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements, or whether to early adopt these new requirements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated March 31, 2015. There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Title to assets
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the Company’s website at www.silvercrestmines.com and on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated benefits of the Arrangement to First Majestic, SilverCrest and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange, creditor and regulatory approvals for the Arrangement; the ability of First Majestic and SilverCrest to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the joint information circular regarding the Arrangement; the closing of the Arrangement; the listing of the New SilverCrest shares on the TSX Venture Exchange; anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the estimated amount of probable mineral reserves and indicated and inferred mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected metal or mineral recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: the time required to prepare and mail shareholder meeting materials, including the required joint information circular; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange, creditor and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment for operations and development functioning as anticipated; ability for contracted parties to provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: the satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations.

20

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER (continued)

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

DISCLOSURE CONTROLS AND PROCEDURES and internal control over financial reporting

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no change in the Company’s internal control over the financial reporting during the six month period ended June 30, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose NI 43-101.

21